FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: C21 INVESTMENTS INC. (the “Issuer”).

Trading Symbol: CXXI

Number of Outstanding Listed Securities: 62,296,257 common shares as at February 28, 2018

Date: March 6, 2019

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)

Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

Property Transaction Closed

The Issuer completed the acquisition of Phantom Farms in the month of February 2019. Refer to item 7 and 14 below and also to press release dated February 4, 2019 for complete details.

2.	Provide a general overview and discussion of the activities of management.

Management continues working to complete outstanding acquisitions and to pursue further acquisitions in the US cannabis market, to build out its management team, and to integrate the operations acquired.

3.

Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.

Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.

Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.

Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not applicable.

7.

Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

On February 4, 2019 the Issuer completed the acquisition of Phantom Venture Group LLC and Phantom Brands, LLC of Oregon (“Phantom Farms”). Phantom Farms has outdoor cannabis cultivation facilities totalling 80,000 square feet with an additional 40,000 square feet under development in Southern Oregon. Phantom Farms also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory, and a 7,700 square foot state-of-the-art indoorgrow facility in Central Oregon. Refer to Final Form 9 filed February 1, 2019 and News Release dated February 4, 2019.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

In consideration for the acquisition of Phantom Farms, on February 4, 2019 the Issuer issued:

(i)	2,670,000 common shares of (each, a “C21 Share”) at a deemed issue price of US$3.00 per C21 Share; and

(ii)	Warrants for the purchase of up to 1,700,000 C21 Shares at an exercise price of CA$1.50 per C21 Share on or before February 4, 2021.

The C21 Shares and any C21 Shares that may be issued on exercise of the Warrants are subject to a hold period expiring June 5, 2019.

The Issuer further agreed to issue an additional 4,500,000 C21 Shares (the “Earn-Out Shares”), at a deemed issue price of US$3.00 per Earn-Out Share, to be issued over a period of seven years, based on the following:

(a)	20% of the Earn-Out Shares, if the average closing price of the C21 Shares on the CSE is CA$3.00 or more in any future 150-day period;

(b)	a further 20% of the Earn-Out Shares, if the average closing price of the C21 Shares on the CSE is CA$5.00 or more in any future 150-day period;

(c)	all of the Earn-Out Shares, if the average closing price of the C21 Shares on the CSE is CA$7.00 or more in any future 150-day period;

(d)

one-half of the Earn-Out Shares upon the acquisition of more than 50% of the issued and outstanding C21 Shares or the disposition by C21 Investments of all or substantially all of its assets (in either case, a “Change of Control”) at a value per C21 Share of CA$3.00 or more; and

(e)	all of the Earn-Out Shares upon a Change of Control at a value per C21 Share of CA$5.00 or more.

8.	Describe the acquisition of new customers or loss of customers.

Not applicable.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not applicable

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.

Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	2,670,000	(2)	Deemed value US$8,010,000, issued as partial consideration for acquisition of Phantom Farms, Oregon
Share Purchase Warrants	1,700,000	(3)	Deemed value Cdn$2,550,000, issued as partial consideration for acquisition of Phantom Farms, Oregon
Stock Options	710,000	(4)	If exercised, $788,100 will be added to general working capital
Common Shares	47,522	(5)	$47,522 for general working capital
Common Shares	40,000	(6)	$26,000 for general working capital
Common Shares	977,479	(7)	Deemed value US$806,420 (including interest) as partial consideration for acquisition of Eco Firma Farms (being the Issuer’s Qualifying Transaction)
Common Shares	41,250	(8)	$41,250 for general working capital
Common Shares	3,750	(9)	$3,750 for general working capital
Common Shares	10,000	(9)	$6,500 for general working capital

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	1,000	(10)	$1,000 for general working capital

(1)	State aggregate proceeds and intended allocation of proceeds

(2)

These Shares were issued at a deemed value of US$3.00 per Share (US$8,010,000) on February 4, 2019 as partial consideration for the acquisition of Phantom Farms, Oregon, and are subject to a hold period expiring June 5, 2019.

(3)

These Share Purchase Warrants were issued as partial consideration for the acquisition of Phantom Farms, Oregon, and are exercisable at Cdn$1.50 per share on or before February 4, 2021. Any shares that may be issued on exercise of these Warrants will be subject to a hold period expiring June 5, 2019.

(4)

On February 6, 2019 the Issuer granted incentive stock options to certain employees entitling them to purchase an aggregate of 710,000 common shares at an exercise price of $1.11 per share for a 3-year term expiring at the close of business on February 5, 2022.

(5)	These shares were issued on February 6, 2019 pursuant to the partial exercise of a Share Purchase Warrant at $1.00 per share for gross proceeds of $47,522.

(6)	These shares were issued on February 7, 2019 pursuant to the exercise of a stock option at $0.65 per share for gross proceeds of $26,000.

(7)

These shares were issued as partial consideration for the acquisition of the Issuer’s Qualifying Transaction, Eco Firma Farms, Oregon (refer to Issuer’s Form 2A – Listing Statement for particulars) at a deemed conversion price of US$0.825 per share on February 7, 2019 to KCD Oregon, LLC pursuant to the conversion of an interest bearing convertible promissory note dated June 13, 2018 in the principal amount of US$785,000.

(8)	These shares were issued on February 21, 2019 pursuant to the partial exercise of a Share Purchase Warrant at $1.00 per share for gross proceeds of $41,250.

(9)	These shares were issued on February 25, 2019 pursuant to the partial exercise of a Share Purchase Warrant at $1.00 per share for gross proceeds of $3,750.

(10)	These shares were issued on February 26, 2019 pursuant to the exercise of a stock option at $0.65 per share for gross proceeds of $6,500.

(11)	These shares were issued on February 28, 2019 pursuant to the partial exercise of a Share Purchase Warrant at $1.00 per share for gross proceeds of $1,000.

15.	Provide details of any loans to or by Related Persons.

Not applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

The Issuer currently operates in the U.S. states of Oregon and Nevada. The cultivation, sale and use of cannabis are legal in the states of Oregon and Nevada, but illegal under US federal law. In the opinion of management of the Issuer, the trend in the political and regulatory environment continues to move in favour of further legalisation.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated March 6, 2019 .	“Michael Kidd”
Michael Kidd, CFO/Secretary

Issuer Details Name of Issuer C21 Investments Inc.	For Month End February 28, 2019	Date of Report YY/MM/D 2019/03/06
Issuer Address Suite 303, 595 Howe Street
City/Province/Postal Code Vancouver, B.C. V6C 2T5	Issuer Fax No. (604) 718-2808	Issuer Telephone No. (604) 336-8613
Contact Name Michael Kidd	Contact Position CFO/Secretary	Contact Telephone No. (604) 336-8613
Contact Email Address mkidd@cxxi.ca	Web Site Address www.cxxi.ca

FORM 7 – MONTHLY PROGRESS REPORT
January 2019